                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

X     Annual report pursuant to Section 15(d) of the Securities Exchange Act of
-     1934 (Fee Required)

      For the fiscal year ended:  June 30, 1999

                                       OR

      Transition report pursuant to Section 15(d) of the Securities Exchange Act
-     of 1934 (No Fee Required)

      For the transition period from:

      Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  Amended and Restated Waxman Industries, Inc.
                     Profit Sharing & 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

              AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                 PROFIT SHARING & 401(K) RETIREMENT PLAN



                          FINANCIAL STATEMENTS
                      AS OF JUNE 30, 1999 AND 1998
                         TOGETHER WITH REPORT OF
                     INDEPENDENT PUBLIC ACCOUNTANTS

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan (the Plan) as of June 30, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 1999, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of June 30, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended June 30, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of June 30, 1999 (Schedule I) and reportable transactions for the year ended June 30, 1999 (Schedule II), are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As explained in Note 5, information certified by the custodian and presented in
Item 27a - Schedule of Assets Held for Investment Purposes (Schedule I) and Item 27d - Schedule of Reportable Transactions (Schedule II) does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ ARTHUR ANDERSEN LLP


Cleveland, Ohio,
December 1, 1999.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                                      INDEX

                             JUNE 30, 1999 AND 1998


Statements of Net Assets Available for Plan Benefits as of June 30, 1999 and
1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended June 30, 1999

Notes to Financial Statements

Consent of Arthur Andersen LLP - Exhibit 23

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1999

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1999

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                              AS OF               AS OF
                                          JUNE 30, 1999       JUNE 30, 1998
                                          -------------       -------------
Assets:
Investments                                 $1,784,269          $2,621,911
Participant Loans                               30,199              49,053
                                            ----------          ----------

Net assets available for plan benefits      $1,814,468          $2,670,964
                                            ==========          ==========

The accompanying notes to financial statements are an integral part of these statements.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING & 401(K) RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   YEAR ENDED
                                                  JUNE 30, 1999
                                                  -------------
Additions:
     Additions to net assets attributed to:
       Investment income:
          Interest                                     18,596
                                                   ----------
                                                       18,596
                                                   ----------

       Contributions:
          Participant                                 357,761
          Employer                                    119,195
          Rollover                                     23,982
                                                   ----------
                                                      500,938
                                                   ----------
          Total additions                             519,534
                                                   ----------

Deductions:
     Transfer to Barnett Plan                         405,354
     Deductions from net assets attributed to:
       Net depreciation in fair value
        of investments                                475,887
       Benefits paid to participants                  494,175
       Administrative expenses                            614
                                                   ----------
          Total deductions                          1,376,030
                                                   ----------
          Net increase/(decrease)                    (856,496)

Net assets available for plan benefits:
     Beginning of year                              2,670,964

                                                   ----------
     End of year                                   $1,814,468
                                                   ==========

The accompanying notes to financial statements are an integral part of this statement.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998


1.   SUMMARY OF PLAN:
---------------------

The following description of the Amended and Restated Waxman Industries, Inc. (the Company) Profit Sharing & 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

General
-------

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Trustee and Custodian
---------------------

Effective July 1, 1997, the trustee and the custodian of the Plan were changed from Connecticut General Trust Co. and Connecticut General Life Insurance Company (CIGNA), respectively, to a committee designated by Waxman Industries, Inc. and Aetna Life Insurance and Annuity Company (Aetna), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

Eligibility
-----------

Certain employees of the Company and its subsidiaries are eligible to participate in the Plan provided they are at least 21 years of age and have completed three months of service with the Company, as defined in the plan agreement.

Effective January 1, 1999, the employees of U.S. Lock Corporation, a previous indirect subsidiary of the Company, were considered terminated employees of the Company for purposes of participation in the Plan, as U.S. Lock Corporation was sold to Barnett Inc. Effective July 1, 1997, the employees of Barnett Inc., a previous subsidiary and current affiliate of the Company, were considered terminated employees of the Company for purposes of participation in the Plan. As of the above respective dates, these employees became eligible to participate in the Barnett Inc. Profit Sharing and 401(k) Retirement Plan. The Plan participants that were considered to be terminated employees of the Company became fully vested in their participant accounts as of the above respective dates, and these accounts were transferred to the Barnett Inc.
Profit Sharing and 401(k) Retirement Plan.

Participant and Employer Contributions
--------------------------------------

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their post-September 1994 contributions to various investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

The Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant, with the maximum Company match being 4% of the participant's annual compensation, as defined in the plan agreement. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in Section 3.01 of the Plan.

Participant Accounts and Vesting
--------------------------------

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participant's equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings thereon. Participants vest in Company contributions plus earnings thereon ratably over five years of service and are fully vested after five years of service, as defined.

Distribution of Benefits
------------------------

Distributions to participants generally commence at age 60, or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

Participant Loans
-----------------

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan's administrator, plus one percent. Interest rates on loans outstanding as of June 30, 1999 are between 8.5% and 9.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

Forfeitures
-----------

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $15,994.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

Investment Options
------------------

Investment options as of June 30, 1999 include the following:

AETNA FIXED ACCOUNT

Aetna Fixed Account is invested in interest-bearing contracts or other arrangements issued by life insurance companies or other financial institutions.

AETNA SERIES MONEY MARKET FUND

Aetna Series Money Market Fund is invested in high-quality money market instruments.

AETNA ASCENT FUND

Aetna Ascent Fund is invested primarily in equity securities with some fixed-income securities with the objective of capital appreciation.

AETNA CROSSROADS FUND

Aetna Crossroads Fund is invested primarily in equity securities with some fixed-income securities with the objective of income and capital appreciation (realized and unrealized).

AETNA LEGACY FUND

Aetna Legacy Fund is invested primarily in fixed-income securities with some equity securities with the objective of providing a consistent return with preservation of capital.

AETNA INDEX PLUS LARGE CAP FUND

Aetna Index Plus Large Cap Fund is invested in large cap equity securities with the objective of outperforming the S&P 500.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Fidelity Advisor Growth Opportunities Fund is invested primarily in common stocks and securities convertible into common stocks.

NEUBERGER & BERMAN GENESIS TRUST

Neuberger & Berman Genesis Trust is invested primarily in common stocks of companies with small market capitalizations with the objective of capital appreciation.

NEUBERGER & BERMAN GUARDIAN TRUST

Neuberger & Berman Guardian Trust is invested primarily in common stocks of long-established, high-quality companies.


NEUBERGER & BERMAN FOCUS TRUST

Neuberger & Berman Focus Trust is invested primarily in value-oriented common stocks, selected from 13 multi-industry sectors of the economy, with no more than 6 sectors selected which are believed to be undervalued.


TEMPLETON FOREIGN FUND

Templeton Foreign Fund is invested primarily in equity securities and debt obligations of companies and governments located outside the United States with the objective of long-term capital growth.

AMERICAN CENTURY-TWENTIETH CENTURY INTERNATIONAL GROWTH FUND

American Century-Twentieth Century International Growth Fund is invested primarily in securities of foreign companies located in developed markets that are experiencing acceleration of earnings and revenues.


JANUS FLEXIBLE INCOME FUND

Janus Flexible Income Fund is invested primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, preferred stocks, income-producing common stocks and debt securities that are convertible or exchangeable into equity securities.

WAXMAN INDUSTRIES, INC. COMMON STOCK

Waxman Industries, Inc. Common Stock is invested only in common stock of the Company.

The following investment options make up 5% or greater of the total net assets available for plan benefits as of June 30, 1999:

            Aetna Fixed Account                             $230,233
            Aetna Ascent Fund                               $187,004
            Aetna Crossroads Fund                           $229,356
            Aetna Index Plus Large Cap Fund                 $311,881
            Fidelity Advisor Growth Opportunities Fund      $255,944
            Neuberger & Berman Genesis Trust                $126,007
            Neuberger & Berman Guardian Trust               $ 91,109
            Templeton Foreign Fund                          $151,103
            Waxman Industries, Inc. Common Stock            $ 96,057


During the year ended June 30, 1999, the Plan's investment options appreciated (depreciated) in value, including interest earnings, as follows:

            Aetna Fixed Account                             $  15,305
            Aetna Series Money Market Fund                      3,285
            Aetna Ascent Fund                                   4,332
            Aetna Crossroads Fund                              (1,652)
            Aetna Legacy Fund                                     483
            Aetna Index Plus Large Cap Fund                    96,136
            Fidelity Advisor Growth Opportunities Fund         49,717
            Neuberger & Berman Genesis Trust                  (11,724)
            Neuberger & Berman Guardian Trust                   6,516
            Neuberger & Berman Focus Trust                      1,239
            Templeton Foreign Fund                             21,009
            American Century-Twentieth Century
                  International Growth Fund                       140
            Janus Flexible Income Fund                            140
            Waxman Industries, Inc. Common Stock             (645,509)
                                                            ---------
                                                            $(460,583)
                                                            =========


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Early Adoption of New Authoritative Literature
----------------------------------------------

The Accounting Standards Executive Committee issued Statement of Position
(SOP)99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted early for the June 30, 1999 financial statements and as such, the June 30, 1998 financial statements have been reclassified to eliminate the participant directed investment program disclosures.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

Fees of the custodian, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in net assets available for plan benefits.

Investments
-----------

The investments of the Plan are maintained by Aetna. Except for the Aetna Fixed Account (Note 3), investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by Aetna based on market conditions and the characteristics of the funds' holdings, such as quality ratings, quotations obtained from national securities exchanges, brokerage houses or other investment authorities. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of Aetna are based solely on the market values of the investments. Therefore, the accompanying statement of changes in net assets available for plan benefits does not reflect separate accounting for unrealized appreciation or depreciation of investments, investment earnings and realized gains or losses. In addition, Schedules I and II do not include information on the historical costs of the investments as required by ERISA.

3.   INVESTMENT CONTRACTS:
--------------------------

The Aetna Fixed Account invests in investment contracts that are fully benefit-responsive. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, " Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," the Plan values these investment contracts at contract value. As of June 30, 1999, the contract value of these investment contracts approximates fair value. The average yield for the investment contracts was 5.64% for the period from July 1,1998 to June 30, 1999 and the crediting interest rate as of June 30, 1999 was 5.60%.

4.   INCOME TAX STATUS:
-----------------------

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code to qualify for tax exempt status.

The Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 1999. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5.   INFORMATION CERTIFIED BY THE CUSTODIAN:
--------------------------------------------

Information on investments held and their market/contract values as presented in the accompanying statements of net assets available for plan benefits and on interest income and investment depreciation as presented in the accompanying statement of changes in net assets available for plan benefits has been certified by the custodian as being accurate and complete.

6.   PARTY-IN-INTEREST TRANSACTIONS:
------------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

7.   REPORTABLE TRANSACTIONS:
-----------------------------

Schedule II summarizes the Plan's reportable transactions for the year ended June 30, 1999. As defined, a reportable transaction is a transaction or series of transactions in one fund involving amounts in excess of 5% of the market value of the Plan's assets at the beginning of the plan year.

                                                                      SCHEDULE I

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1999

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                                                       MARKET/
 IDENTITY OF                                                           CONTRACT
   ISSUER                  DESCRIPTION OF INVESTMENT                   VALUE(a)
------------   ---------------------------------------------------   -----------
Waxman         184,324 shares of Waxman Industries, Inc.
Industries:*       Common Stock                                       $   96,057
Aetna: *       Aetna Fixed Account                                       230,233
               Aetna Series Money Market Fund                             75,036
               Aetna Ascent Fund                                         187,004
               Aetna Crossroads Fund                                     229,356
               Aetna Legacy Fund                                          21,229
               Aetna Index Plus Large Cap Fund                           311,881
               Fidelity Advisor Growth Opportunities Fund                255,944
               Neuberger & Berman Genesis Trust                          126,007
               Neuberger & Berman Guardian Trust                          91,109
               Neuberger & Berman Focus Trust                              9,011
               Templeton Foreign Fund                                    151,103
               American Century-Twentieth Century
                   International Growth Fund                                  67
               Janus Flexible Income Fund                                    232
Participant
Loans: *       Participant Loans (8.5% to 9.5% interest
                   rates)                                                 30,199
                                                                      ----------
                                                                      $1,814,468

(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided by the custodian due to the nature of its recordkeeping system.

            * Indicates a party in interest

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II


                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1999

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                          Cost of
                                           Asset/
                                          Current                                  Current
                                          Value of                                 Value of
                                          Asset on                                 Asset on     Net
                          Purchase         Trans.         Selling     Cost of       Trans.      Gain
                           Price            Date           price       Asset         Date      (Loss)
-----------------------------------------------------------------------------------------------------
Aetna Fixed Account       $ 74,704        $ 74,704       $143,179       (a)        $143,179      (a)

Aetna Ascent Fund           89,014          89,014         86,061       (a)          86,061      (a)

Aetna Index Plus Large
Cap Fund                   118,521         118,521        272,646       (a)         272,646      (a)

Fidelity Advisor
  Growth
  Opportunities
  Fund                     103,678         103,678        139,791       (a)         139,791      (a)

Neuberger & Berman
  Genesis Trust             69,071          69,071        106,403       (a)         106,403      (a)


(a) The Plan has requested historical cost information related to the above investments; however, this information has not been provided by the custodian due to the nature of its recordkeeping system. As a result, the net gain or loss cannot be determined.


The accompanying notes to financial statements are an integral part of this schedule.